UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

December 20, 2023

We hereby inform as a Relevant Information Communication that, as a result of unsubscribed common shares remained after the second round of preemptive subscription carried out within the framework of the capital increase approved by the General Shareholders’ Meeting of AENZA S.A.A. (the “Company”), held on October 24, 2023 (the “Capital Increase”), the terms and conditions of which were approved by the Board of Directors’ meeting held on October 26, 2023, both communicated as Relevant Information Communication on the same dates, today, by virtue of the powers delegated in its favor by the aforementioned General Shareholders’ Meeting, the Board of Directors met to deliberate on the destination of the aforementioned unsubscribed shares, adopting the following resolutions:

(i)	To execute the private offering of the common shares that remained unsubscribed after the second pre-emptive subscription round held in connection with the Capital Increase (the “Private Offering”).

(ii)	The Private Offering will be directed to institutional investors identified by the Management.

(iii)	The placement price per share of the common shares to be offered in the Private Offering may not be less than S/. 0.4971 per common share, which will be converted into Dollars for purposes of the payment of the contributions, using the exchange rate mentioned below.

(iv)	The exchange rate to be used to determine the value in Dollars of the placement price per common share under the Private Offering will be S/. 3.866 per US$1.00, as approved by the Board of Directors on October 26, 2023.

(v)	The Private Offering must be carried out and completed within six (6) calendar days following the date of the Board of Directors’ meeting that is the subject of this communication.

(vi)	Once the Private Offering is completed, deliver the respective Subscription Certificates to the investors who subscribed the shares offered within the framework of the Private Offering.

(vii)	Issue and deliver to the subscribers the shares subscribed within the framework of the Private Offering, within a term no longer than two (2) business days after the Capital Increase has been registered in the Register of Legal Entities.

(viii)	Issue provisional physical share certificates to the subscribers of shares under the Private Offering who request them, upon identification of the subscriber with his/her identity document, in the case of a natural person or, in the case of legal entities, by carrying: (i) letter of instruction signed by the legal representative of the legal entity with legalized signatures requesting the delivery of the provisional share certificate to a specific representative; (ii) legalized copy of the power of attorney authorizing the issuance of the provisional share certificate, (iii) validity of the power of attorney of the legal representative not older than 30 days; and, (iv) copy of the legal representative’s identity document.

The provisional physical share certificates will contain the legends and identification data set forth in articles 87° and 100° of the General Corporations Law, and any others that may be applicable according to the applicable regulations. The date of exchange of the provisional certificates of physical shares for definitive physical certificates shall be informed to the market, as a Relevant Information Communication, within fifteen (15) business days after the Capital Increase is registered in the Register of Legal Entities, but at least five (5) days prior to the date set as the date of delivery.

(ix)	To delegate broad powers to Mr. Dennis Fernando Fernández Armas, identified with ID No. 15971076 and Zoila Maria Horna Zegarra, identified with ID No. 10220900 (collectively, the “Representatives”), so that any two (2) of them, acting jointly, may perform all acts that may be required, necessary or convenient, to contact potential investors and to carry out the offering, placement and formalization of the Private Offering, including those that may be necessary to record the scope of the Private Offering and that the same does not constitute a public offering under Peruvian law or under the laws of any other jurisdiction, as well as to issue, on behalf of the Company, the certificates, certifications, affidavits and other documents that may be required, and to carry out all acts that may be necessary, pertinent or convenient, for the execution and formalization of the Private Offering and of the resolutions adopted at the meeting of the Board of Directors that are the subject of this communication, without any reservation or limitation whatsoever.

(x)	To state for the record that the shares offered in the framework of the Private Offering will be made available to institutional investors only in Peru pursuant to the provisions of the applicable Peruvian legislation (Law No. 26887 - General Corporations Law, Supreme Decree No. 020-2023-EF, Sole Ordered Text of the Securities Market Law and Law No. 27287 - Securities Law), as such legislation may be amended from time to time, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where this is prohibited. In addition, the common shares to be issued under the Private Offering may not be offered, sold, or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933. Communications issued in connection with the Private Offering must state that they do not relate to an offer to sell or a solicitation of an offer to buy securities in the United States of America or to persons in the United States of America.

Lastly, the physical share certificates to be issued as a result of the subscription for shares under the Private Offering may contain legends relating to the relevant aspects of United States law to which the Company is subject and that the shares to be issued under the Capital Increase, including those to be issued as a result of the Private Offering, have not been and will not be registered under the U.S. Securities Act of 1933, or under the securities laws of any state or jurisdiction outside of Peru.

This communication is not an offer to sell or a solicitation of an offer to buy securities in the United States of America or to persons in the United States of America.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date:	December 20, 2023

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